Infrastructure, buildings, environment, communications	ARCADIS G&M, Inc. 630 Plaza Drive Suite 200 Highlands Ranch Colorado 80129-2377 Tel 720.344.3500 Fax 720.344.3535 www.arcadis-us.com

PRESS RELEASE

ARCADIS ANNOUNCES AWARD OF MILAN AAP CONTRACT BY U.S. ARMY ENVIRONMENTAL CENTER VALUED IN EXCESS OF $45 MILLION

ARNHEM, THE NETHERLANDS—June 10, 2004—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD) announced today that it has been awarded a Guaranteed Fixed Price Remediation (GFPR) environmental remediation services contract for the Milan Army Ammunition Plant located in Milan, Tennessee. The contract will be executed through the Northern Regional Contracting Center of the U.S. Army at Ft. Eustis and will be performed under ARCADIS' GRiP® Remediation Program. The ten-year contract is valued in excess of $45 million.

The contract will provide for the remediation of munitions related wastes, heavy metals, solvents, and acids in the groundwater and soil at multiple sites located within the base. The contract will be performed for a guaranteed fixed price that ensures the US Army, with protections, against cost overruns and other risks. The Department of Defense (DoD) has stated that it intends to increase the use of this type of contracting vehicle for much of its upcoming environmental services work.

Steve Blake, CEO for the Company's U.S. operations, stated, "We are very pleased to receive this contract from the US Army and are committed to providing both the Army and the DoD with the means by which to close out their environmental liabilities in a timely and valued manner. We have and will continue to provide the DoD with every technical, regulatory and contractual tool available in support of its increasing commitment to cleaning up its bases under a GFPR approach."

Harrie Noy, CEO of ARCADIS added: "Again we prove our leadership in providing Total Business Solutions to meet our clients needs. Not only are we providing added value to our clients, we are also giving back valuable property to our communities with the help of our GRiP® Remediation Program."

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate $1 billion in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These are other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Erhardt Werth of ARCADIS at 720.344.3500 or e-mail at ewerth@arcadis-us.com.

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